Room 4561
						February 23, 2006

John Birbeck
President and Chief Executive Officer
CTI Group (Holdings), Inc.
333 North Alabama Street, Suite 240
Indianapolis, IN 46204

Re:	CTI Group (Holdings), Inc.
	Form 10-KSB for Fiscal Year Ended December 31, 2004
	File No. 0-10560

Dear Mr. Birbeck:

      We have reviewed your response letter dated January 20, 2006 and have following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 1 - Description of Business and Summary of Significant Accounting Policies, Basic & Diluted Income/(Loss) per Common Shares,
page 37
1. We note your response to our prior comment no. 2 in your letter dated January 20, 2006 and your response to our prior comment no. 3 in your letter dated October 31, 2005. In the October 31, 2005 response letter you indicate that the Company determined the Class B common stock did not meet the definition of a participating security because the dividends are not based on a predetermined formula but rather dividends are declared at the discretion of the Board. In Issue 2 of EITF 03-6, however, the Task Force reached a consensus that for purposes of applying paragraphs 60 and 61 of SFAS 128, a participating security is a security that may participate in undistributed earnings with common stock, whether that participation is conditioned upon the occurrence of a specified event or not (i.e.
Board approval in the Company`s case). The Task Force further observed that the form of the participation does not have to be a dividend. It appears based on the Company`s Articles of Incorporation, as amended in Exhibit 3.1(I) and filed in your May 8,
2001 Form 8-K that both the Class A and Class B common shareholders can participate in the Company`s undistributed earnings. Therefore, it is unclear how you considered the guidance in Issue 2 to EITF 03-6 in concluding that your Class B common stock did not qualify as participating security. Please explain.

2. We note your response to our prior comment 3. We continue to believe that it is not appropriate to exclude the dilutive impact of
Class B shares in the calculation of fully diluted Class A net income
(loss) per shares as of December 31, 2004. We again refer you to your disclosures in the Form 10-KSB where you indicate that the dilutive impact of the conversion of Class B common shares could be
"materially significant." As indicated in our previous comment, while the Staff understands that there is significant subjectivity, judgment and uncertainty involved in estimating the value of Tracking
LLC, that information should be presented and disclosed in your critical accounting policies and estimates in MD&A. In this regard, you should disclose the methodology and assumptions underlying your estimates, the effect the accounting estimates have on your financial presentation and the effect of changes in those estimates. With regards to your response, please also address the following:

* You indicate that for the purposes of the conversion at the election of the Class B shareholders, "the value of Tracking LLC is deemed to be the book value of Tracking LLC less the book value of the associated patents at the time of conversion." According to the
Company`s Articles of Incorporation, the conversion at the election of the Class B shareholders shall be based on "the value of Centillion LLC (excluding the value attributed to U.S. Patent No. 5287270, U.S. Patent No. 5325290 and the Related Patents)..." It is not clear to the Staff how you determined that "value" as it is stated in terms of the conversion at the election of the Class B shareholders means book value. We refer you to the terms of the Mandatory Conversion in Section 3(c) of your Articles of Incorporation where the conversion formula also refers to the "value of Centillion LLC." Your response, however, indicates that for the purposes of the mandatory conversion, the value of Tracking LLC is "deemed to be the market value of Tracking LLC at the date of conversion." Please explain the differences in the conversion calculations as this is not clear from your Articles of Incorporation.

* You also indicate that "due to new favorable enforcement activities, a positive book value of Tracking LLC was created" as of
December 31, 2005 and you plan to disclose the book value of Tracking
LLC and calculate the dilutive impact of Class B shares in the Form
10-KSB for the fiscal year ended December 31, 2005. Notwithstanding your response to the previous bullet point, explain in detail what type of enforcement activities occurred and how these activities impacted the value of Tracking LLC. Also, provide us an analysis that supports the book value of Tracking LLC and the calculation of the dilutive impact as of December 31, 2005 and December 31, 2004.

* Tell us if the majority of the Class B shareholders approved the conversion by the February 12, 2006 deadline.

* With regards to calculating the conversion based on the market value of Tracking LLC, we note that the Articles of Incorporation allow for the use a qualified appraiser to determine such value. Therefore, tell us how you determined the Company has not been able to reasonably estimate or determine the market value of Tracking LLC as you indicated in your October 21, 2005 response letter. Has the
Company made any attempt to hire an appraiser to aid in the valuation?

* We note your response where you indicate that in order to "inform the investors of the potential risk of dilution, even though remote, the Company inserted the language that conversion "will result in material dilution." Explain in detail why you believe the likelihood of conversion was remote as of December 31, 2004.

	As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

      You may contact Kari Jin, Staff Accountant, at (202) 551-
3481
or me at (202) 551-3730 if you have questions regarding these comments.


Sincerely,


      Kathleen Collins
      Accounting Branch Chief
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Mr. John Birbeck
CTI Group (Holdings), Inc.
February 23, 2006
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